Financial
CONTENT

400 Oyster Point Blvd., Suite 435
South San Francisco, CA 94080
Telephone: 650.837.9850
Facsimile:  650.745.2677
www.financialcontent.com


February 7, 2006

Securities and Exchange Commission                   BY FACSIMILE
Division of Corporate Finance                        TOTAL NO. OF PAGES: 2
Washington, D.C. 20549                               FAX NO.: 1-202-772-9205
Attn: Robert Carroll                                 CONFIRMATION BY EDGAR

         Re:      FinancialContent, Inc.
                  Form 10-KSB for Fiscal Year Ended June 30, 2005
                  Filed October 4, 2005

Dear Mr. Carroll:

I write to respond to your comments in your letter dated January 24, 2006 in regards to the abovereferenced matter.

General

1. In regards to prior comment 3, as requested we will amend our form 10-KSB for the period ended June 30, 2005 to comply with Item 307 of Regulation S-B.

Consolidated Statements of Operations, page F-4

2. In regards to prior comment 4, as requested we will amend our form 10-KSB for the period ended June 30, 2005 to delete the subtotal presented below the "cost of revenue" line item to comply with SAB Topic 11:B.

Note 1 - Q. Foreign Currency and International Operations, page F-3
--------------------------------------------------------------------

3. In regards to prior comment 6, the amount in the translation adjustment component of equity with respect to foreign operations is <$10,887>. The amount is immaterial and will be written off in the future.

Note 1 - W.  Barter Transactions, page F-15

4. In regards to prior comment 7, we will revise our future filings to clearly disclose the amount of barter revenue and barter expense recorded for each period and include such amounts as line items in our consolidated statements of operations.

Note 6 - D. Preferred Stock Issuances, page F-28

The number of Series A preferred shares to be granted to CNET was agreed upon between the parties on or about June 12, 2003 pursuant to a term sheet more than a month prior to closing and finalizing the transaction in July. Our offering memorandum for our Series B preferred shares was originally issued on May 29, 2003.(1) Our offering memorandum of our Series C preferred shares was originally issued on July 31, 2003. The closing price of our stock on these dates were $0.40, $0.34, and $1.37, respectively. The thirty day average of the closing price of our stock leading up to each issuance was $0.37, $0.39, and $0.97, respectively. Our stock has little liquidity, and because it has such little volume the closing price of our stock from day to day is erratic. We believe therefore that the value of our stock is more accurately reflected in looking at its closing price over a span of 30 days. Accordingly, since our preferred stock is convertible on a 1 for 1 basis, we agree to record a beneficial conversion feature pursuant to EITF 98-5 as amended by EITF 00-27 as you have requested, but we believe that such beneficial conversion feature should be based on the 30 day closing average of our stock prior to the date that the price of the stock was determined by the company.

Please call if you have any questions or wish to discuss this matter further.

Very truly yours,

/s/
Dave Neville
---------------------------
Genaral Counsel
FinancialContent, Inc.


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(1) We  originally  identified  the  shares to be sold  under  our May 29,  2003 private placement memorandum as Series A preferred shares. However, since we closed the CNET transaction first, we issued what we identified as our Series A preferred shares to CNET and amended our May 29, 2003 private placement memorandum to change the name of the shares to be sold thereunder to Series B.


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